May 12, 2014	Paul D. Chestovich Direct Phone: 612-672-8305 Direct Fax: 612-642-8305 paul.chestovich@maslon.com

VIA EDGAR

Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc. (the “Company”)
Joint Registration Statement/Proxy Statement on Form S-4 Filed April 15, 2014
File No. 333-195278

Dear Mr. Shuman:

This letter will respond on behalf of the Company to your comment letter dated May 8, 2014 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (the “Form S-4”) with the Securities and Exchange Commission (the “Commission”).  To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to your Comment Letter.  Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 1 to the Form S-4 with the Commission (the “Amendment”).

General

1.
We note that your disclosure of the merger consideration payable to Broadcast security holders is based on several assumptions, including the estimated number of outstanding Wireless Ronin shares of common stock on a “modified fully diluted basis” and the estimated number of Broadcast shares of common stock on an as converted basis as of the effective time.  Please revise as necessary to ensure that you describe the minimum consideration expected to be received by Broadcast security holders on an individual basis (for example on a per-share, per-100-share or similar basis).  To the extent the exact amount of stock consideration may vary from the estimate currently set forth in the filing, please revise to disclose in an appropriate place the reasonably possible range of the merger consideration Broadcast security holders will receive on an individual basis, based on recent estimates of the inputs into the formula for determining consideration.  Please ensure that your disclosure notes the significant assumptions upon which your estimates are based.  You may wish to provide disclosure regarding the range of consideration payable under “What You Will Receive in the Merger” on page 18 and/or in the discussion of the merger agreement beginning on page 60, with a cross reference on your cover page.

RESPONSE:  As requested, the Amendment updates portions of the Registration Statement that describe the Company shares to be issued in connection with the merger.  The Amendment also provides on the cover page of the proxy/prospectus: “For a further description of the RNIN shares of common stock to be issued to BCST shareholders in connection with the merger, investors are directed to see the sections entitled ‘What You Will Receive in the Merger’ on page 18, and ‘The Merger Agreement’ on page 60.”

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission

Pages 18 and 60 of the Amendment has been revised to read in relevant part as follows:

“With the exception of dissenting shares, all of the shares of Broadcast common stock outstanding at the time of the merger (the ‘Effective Time’) will be exchanged into shares of Wireless Ronin common stock, the amount of which is based upon the number of Broadcast shares outstanding on an a modified and as-converted basis, and the number of Wireless Ronin shares of common stock outstanding, on a modified fully diluted basis.  In calculating Wireless Ronin shares outstanding on a modified fully diluted basis, Wireless Ronin and Broadcast have agreed to exclude 389,185 shares of Wireless Ronin common stock that are issuable upon exercise of outstanding warrants in calculating the number of shares of Wireless Ronin common stock outstanding on a fully diluted basis.  In calculating Broadcast shares outstanding on a modified as-converted basis, the parties have agreed to exclude 42,863,636 Broadcast shares of common stock issuable upon exercise of outstanding options and warrants of Broadcast.  In both cases, the parties agreed to exclude these issuable shares based upon the exercise prices of such warrants and options and the unlikelihood of such warrants and options being exercised in the future.

The amount of Broadcast shares outstanding will include all shares issued in consideration of the cancellation of debt of Broadcast, including its secured convertible debt, unsecured convertible debt and outstanding accounts payable.  At this time, Broadcast expects that its secured convertible debt outstanding at the time of the merger, plus accrued interest, will be converted into Broadcast shares at a conversion price of $0.0055, for a total issuance of 905,101,371 shares, and its existing unsecured convertible debt, plus accrued interest, will be converted into Broadcast shares at a conversion price of $0.01, for a total issuance of 111,561,111 shares.  In addition, Broadcast expects that payment of its outstanding accounts payable will occur and as a result an additional 118,811,881 Broadcast shares will be issued.  After conversion of all such debt, and excluding the options and warrants set forth above, Broadcast expects there will be 1,304,023,194 Broadcast shares outstanding, on a modified, as converted basis.  Although Broadcast believes the foregoing conversions will be acceptable to is creditors, it has no formal agreements in place with respect to such debt settlements.  The amount of shares to be issued to convert such debt may be greater or less, and it is a condition to the closing of the merger that such debt be settled.

Prior to the Effective Time, Wireless Ronin expects to issue up to 1,000,000 shares of common stock, or securities convertible into common stock, to finance operations.  This estimated amount of shares is added to the amount of Wireless Ronin shares of common stock that Wireless Ronin and Broadcast expect to be outstanding on a modified fully diluted basis and is taken into account in calculating the merger consideration to be issued to Broadcast shareholders.

At the Effective Time, Wireless Ronin will issue to Broadcast shareholders a number of shares of Wireless Ronin common stock that aggregate to 36.5% of its outstanding shares, as calculated above.  Wireless Ronin and Broadcast estimate that, immediately prior to the merger, Wireless Ronin will have 11,354,062 shares of common stock outstanding on a modified fully diluted basis, and as a result 6,526,351 shares of Wireless Ronin common stock will be issued to Broadcast shareholders in connection with the merger (the ‘RNIN Merger Shares’).  Wireless Ronin and Broadcast also expect that, immediately prior to the merger, Broadcast will have an aggregate of 1,304,023,194 shares of common stock outstanding, on an as-converted basis, after excluding those shares set forth above (the ‘BCST Outstanding Shares’).  Assuming that these share numbers are accurate, Broadcast shareholders as of the Effective Time will be entitled to receive a total of 6,526,351 RNIN Shares, and each BCST Outstanding Share will be converted into 0.005004781 RNIN Merger Shares as a result of the merger (the ‘Exchange Ratio’).  If the number of RNIN Merger Shares or BCST Outstanding Shares is different from the amounts respectively set forth above, the Exchange Ratio will change and the number of RNIN Merger Shares to which holders of Broadcast’s common stock are entitled may be greater or less.  Broadcast shareholders will have no shareholder rights in Broadcast after the merger.”

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission

As you can see, this disclosure identifies the minimum consideration expected to be received by Broadcast security holders on a per-share individual basis (i.e., 0.005004781 Company shares), given the assumptions identified  above.   At this point, the parties do not believe the per-share individual merger consideration will vary in any material way, if at all, from the disclosure provided above.

2.	Please clarify what is meant by the term “calculated on a modified fully diluted basis” in your description of how the merger consideration will be calculated.

RESPONSE: Please see the revised language of the Amendment set forth in response to Item 1 above.  In that language, we disclose that the fully diluted number of outstanding shares of Wireless Ronin is modified by excluding 389,185 shares of common stock issuable upon the exercise of certain out-of-the-money warrants that are presently outstanding.

3.
Please update disclosure throughout your Form S-4 to reflect the changes in how the merger consideration will be calculated and paid pursuant to the amendment to the merger agreement disclosed in your Form 8-K filed on April 17, 2014.

RESPONSE: The Amendment updates how the merger consideration will be calculated, taking into account the amendment to the merger agreement and events occurring subsequent to the filing of the Form S-4. In particular, the amendment to the merger agreement memorialized the agreement of the parties to exclude from the calculation of “BCST Outstanding Shares” (which will be the basis upon which merger consideration will be allocated), all options and warrants of Broadcast.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at 612-672-8305, or by facsimile at 612-642-8305.

Regards,

/s/ Paul D. Chestovich

Paul D. Chestovich, Esq.

cc:	Mr. Scott Koller Mr. John Walpuck